Exhibit 99.1

 PRESS RELEASE

IAMGOLD Completes Acquisition of Orezone
Essakane Mine to Become a Flagship IAMGOLD asset and
Orezone Gold Corporation starts trading as a New Exploration Company

Toronto and Ottawa, Ontario – February 25, 2009 – IAMGOLD Corporation (IMG:TSX, IAG:NYSE) (“IAMGOLD”) and Orezone Resources Inc. (OZN: TSX, NYSE Amex) (“Orezone”) jointly announced today the completion of the acquisition of Orezone by IAMGOLD.

As a result, IAMGOLD acquired all outstanding shares of Orezone pursuant to a plan of arrangement under the Canada Business Corporations Act.  The transaction was previously overwhelmingly approved by 99.94% of the Orezone shareholders who voted in respect of the arrangement, which was subsequently approved by the Ontario Superior Court of Justice.

Effective today, each common share of Orezone has been exchanged for 0.08 of a common share of IAMGOLD plus 0.125 of a common share of Orezone Gold Corporation (ORG:TSX) which will start trading today. Registered shareholders should follow the instructions in Orezone’s management information circular dated January 19, 2009 in order to obtain certificates representing these shares. The common shares of Orezone Resources (OZN) were delisted from the Toronto Stock Exchange and removed from the NYSE Amex at the open of business on February 25, 2009.

Joseph Conway, President and CEO of IAMGOLD says, “This business combination with Orezone is consistent with our strategy and takes IAMGOLD to the next level.  This transaction represents excellent value and takes us a large step towards our stated goal of 1.8 million ounces annual gold production by 2012, while lowering our average cash cost by $40 to $50 per ounce.  IAMGOLD is uniquely positioned in the current markets with a solid cash position, low debt, record cash flow and the financial capacity to finance the construction of Essakane, a second flagship gold mine for IAMGOLD.”

Ron Little, CEO of Orezone says, “IAMGOLD brings the capital required to bring Essakane into production in these difficult markets.  The transaction provides Orezone shareholders an opportunity to capitalize on significant value creation in IAMGOLD and to participate in a well-financed new exploration company that retains the experienced Orezone management and exploration teams.  Its assets include three advanced gold projects, including Bomboré, one of the largest gold resources in Burkina Faso.  The company has Measured and Indicated resources totaling 1.7 million ounces with Inferred resources of 2 million ounces.  This transaction also results in a very positive outcome for those dedicated to the development of the Essakane Project, including the people of Burkina Faso, especially the Essakane community and the construction team that Orezone has established.”

About IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing almost one million ounces from 7 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned with a strong financial base, together with the management and operations expertise to execute our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec where it has a pipeline of development and exploration projects, while it continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

About Orezone Gold Corporation

Orezone Gold Corporation (ORG: TSX) is a gold exploration and development company that owns Bomboré, one of the largest gold deposits in Burkina Faso, West Africa. Orezone Gold also has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold-producing regions. Orezone Gold’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

IAMGOLD Corporation	Orezone Gold Corporation
Joseph F. Conway	Ron Little
President & CEO jconway@iamgold.com	Chief Executive Officer rlittle@orezone.com
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 613-241-3699 Toll-free: 1-888-673-0663

Elaine Ellingham	Janet Eastman
SVP, Investor Relations & Communications eellingham@iamgold.com Tel: 416-360-4743 Toll-free: 1-888-IMG-9999	Manager, Investor Relations jeastman@orezone.com Tel: 613-241-3699 Toll-free: 1-888-673-0663

The mineral resource estimate and technical information relating to the Essakane project accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The “Qualified Persons” for the purposes of National Instrument 43-101 who reviewed the information in respect of the Essakane project for IAMGOLD Corporation are Réjean Sirois, Eng., Manager, Mining Geology and Francis Clouston, Eng., Manager, Project Evaluation. The technical information has been included herein with the consent and prior review of the above noted Qualified Persons. The Qualified Persons have verified the data disclosed, and data underlying the information or opinions contained herein.

The mineral resource estimate related to the Bomboré property was prepared by Glen Cole, Dorota El-Rassi and Jean-François Couture of SRK Consulting (Canada) Inc. (each a Qualified Person under NI 43-101) and documented in the Technical Report on the Bombore Gold Project in Burkina Faso, West Africa, dated November 17, 2008. This report is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and forward-looking information are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements and forward-looking information in this new release include statements with respect to the completion of the plan of arrangement, receipt of court and shareholder approvals, development of the Essakane project and the listing of Orezone Gold Corporation.

Forward-looking statements are based on certain assumptions, opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for the drilling program is available as scheduled, that no labour shortages or delays are incurred, that no material adverse change occurs to either Orezone or IAMGOLD, that shareholder, court and regulatory approvals are received in a timely manner. Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the failure of contracted parties to perform as contracted and the failure of equipment. Orezone and IAMGOLD undertake no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.